UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM 6-K


    REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
                       THE SECURITIES EXCHANGE ACT OF 1934


                          For the month of MAY, 2006.

                        Commission File Number: 001-32558


                              IMA EXPLORATION INC.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


  #709 - 837 West Hastings Street, Vancouver, British Columbia, V6C 3N6, Canada
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant  files or will file annual reports
under cover of Form 20-F or Form 40-F:   FORM 20-F  [X]   FORM 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. YES [ ] NO [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b): 82-_____________


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

                                           IMA EXPLORATION INC.
                                           -------------------------------------

Date: May 15, 2006                         /s/ Joseph Grosso
     ------------------------------        -------------------------------------
                                           Joseph Grosso,
                                           President & CEO

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)

                    INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                           FOR THE THREE MONTHS ENDED
                             MARCH 31, 2006 and 2005
                         (EXPRESSED IN CANADIAN DOLLARS)

                      (UNAUDITED - PREPARED BY MANAGEMENT)

MANAGEMENT'S COMMENTS ON UNAUDITED
INTERIM CONSOLIDATED FINANCIAL STATEMENTS



The accompanying unaudited interim consolidated financial statements of IMA Exploration Inc. for the three months ended March 31, 2006 have been prepared by management and are the responsibility of the Company's management.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                       INTERIM CONSOLIDATED BALANCE SHEETS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                     MARCH 31,     DECEMBER 31,
                                                       2006            2005
                                                         $               $

                                   A S S E T S

CURRENT ASSETS

Cash and cash equivalents                            15,445,641       7,731,395
Accounts receivable, prepaids and
     deposits (Note   8)                                404,839         548,492
Marketable securities (Note 4)                          186,000         186,000
                                                   ------------    ------------
                                                     16,036,480       8,465,887

MINERAL PROPERTIES AND DEFERRED COSTS (Note  5)      16,554,077      15,032,107
                                                   ------------    ------------
                                                     32,590,557      23,497,994
                                                   ============    ============


                              L I A B I L I T I E S

CURRENT LIABILITIES

Accounts payable and accrued liabilities                974,134         976,811

FUTURE INCOME TAX LIABILITIES                         1,924,362       1,760,110
                                                   ------------    ------------
                                                      2,898,496       2,736,921
                                                   ------------    ------------


                      S H A R E H O L D E R S ' E Q U I T Y

SHARE CAPITAL (Note 6)                               59,803,416      50,414,672

CONTRIBUTED SURPLUS (Note 7)                          5,903,009       5,854,445

DEFICIT                                             (36,014,364)    (35,508,044)
                                                   ------------    ------------
                                                     29,692,061      20,761,073
                                                   ------------    ------------
                                                     32,590,557      23,497,994
                                                   ============    ============

NATURE OF OPERATIONS AND CONTINGENCY (Note 1)

COMMITMENTS (Note 8)


APPROVED BY THE BOARD

/s/ DAVID HORTON        , Director
------------------------

/s/ ROBERT STUART ANGUS , Director
------------------------

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
            INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $
EXPENSES

Administrative and management services                   26,882          32,236
Corporate development and investor relations             88,678         120,586
General exploration                                       3,794          19,033
Office and sundry                                        43,786          36,565
Professional fees                                        89,661         315,224
Rent, parking and storage                                29,011          10,324
Salaries and employee benefits                          148,273         122,375
Stock based compensation                                      -       1,800,000
Telephone and utilities                                   6,078           9,508
Transfer agent and regulatory fees                       80,802          29,815
Travel and accommodation                                 44,639          71,680
                                                   ------------    ------------
                                                        561,604       2,567,346
                                                   ------------    ------------
LOSS BEFORE OTHER ITEMS                                (561,604)     (2,567,346)
                                                   ------------    ------------
OTHER EXPENSE (INCOME)

Foreign exchange                                          3,226         (20,507)
Interest and other income                               (58,510)        (29,369)
                                                   ------------    ------------
                                                        (55,284)        (49,876)
                                                   ------------    ------------
LOSS FOR THE PERIOD                                    (506,320)     (2,517,470)

DEFICIT - BEGINNING OF PERIOD                       (35,508,044)    (29,597,304)

DISTRIBUTION OF EQUITY ON SPIN-OFF OF ASSETS
     TO GOLDEN ARROW (Note 2)                                 -        (145,866)
                                                   ------------    ------------
DEFICIT - END OF PERIOD                             (36,014,364)    (32,260,640)
                                                   ============    ============


BASIC AND DILUTED LOSS PER COMMON SHARE                   (0.01)          (0.06)
                                                   ============    ============
WEIGHTED AVERAGE NUMBER OF
     COMMON SHARES OUTSTANDING                       49,131,397      44,388,798
                                                   ============    ============

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
                  INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                                        THREE MONTHS ENDED
                                                             MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $

CASH PROVIDED FROM (USED FOR)

OPERATING ACTIVITIES

Net loss for the period                                (506,320)     (2,517,470)
                                                   ------------    ------------
Items not affecting cash
     Stock based compensation                                 -       1,800,000
                                                   ------------    ------------
                                                       (506,320)       (717,470)
Change in non-cash working capital balances             140,977        (216,675)
                                                   ------------    ------------
                                                       (365,343)       (934,145)
                                                   ------------    ------------
INVESTING ACTIVITIES

Expenditures on mineral properties
     and deferred costs                              (1,357,718)     (1,520,541)
Purchase of equipment                                         -          (3,182)
                                                   ------------    ------------
                                                     (1,357,718)     (1,523,723)
                                                   ------------    ------------

FINANCING ACTIVITIES

Issuance of common shares and special warrants       10,200,400       4,215,145
Share issuance costs                                   (763,093)              -
                                                   ------------    ------------
                                                      9,437,307       4,215,145
                                                   ------------    ------------
INCREASE IN CASH AND CASH EQUIVALENTS                 7,714,246       1,757,277

CASH TRANSFERRED TO GOLDEN ARROW (Note 2)                     -        (145,866)
                                                   ------------    ------------

NET INCREASE IN CASH AND CASH EQUIVALENTS             7,714,246       1,611,411

CASH AND CASH EQUIVALENTS - BEGINNING OF PERIOD       7,731,395       5,227,354
                                                   ------------    ------------
CASH AND CASH EQUIVALENTS - END OF PERIOD            15,445,641       6,838,765
                                                   ============    ============


CASH AND CASH EQUIVALENTS IS COMPRISED OF:

Cash                                                    945,641         838,765
Term Deposits                                        14,500,000       6,000,000
                                                   ------------    ------------
                                                     15,445,641       6,838,765
                                                   ============    ============

SUPPLEMENTARY CASH FLOW INFORMATION (Note 10)

              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
               CONSOLIDATED SCHEDULE OF MINERAL PROPERTY INTERESTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



                                   ------------------------------------------------------------
                                                      NAVIDAD
                                      NAVIDAD          AREAS          IVA TAX          TOTAL
                                         $               $               $               $
                                   ------------------------------------------------------------

Balance, beginning of period         13,466,957         113,426       1,451,724      15,032,107
                                   ------------    ------------    ------------    ------------
Expenditures during the period

     Acquisition costs                   71,641               -               -          71,641
     Assays                               2,194               -               -           2,194
     Communications                      15,405               -               -          15,405
     Drilling                           480,545               -               -         480,545
     Engineering                         25,423               -               -          25,423
     Environmental and social            75,376               -               -          75,376
     Geophysics                          18,818               -               -          18,818
     Metallurgy                          28,181               -               -          28,181
     Office and other                    68,842               -               -          68,842
     Salaries and Contractors           142,428               -               -         142,428
     Supplies and Equipment              38,109               -               -          38,109
     Transportation                      89,080               -               -          89,080
     Project Development                212,773               -               -         212,773
     IVA Tax                                  -               -          88,903          88,903
                                   ------------    ------------    ------------    ------------
                                      1,268,815               -          88,903       1,357,718
                                   ------------    ------------    ------------    ------------
Future income tax                       164,252               -               -         164,252
                                   ------------    ------------    ------------    ------------
Balance, end of period               14,900,024         113,426       1,540,627      16,554,077
                                   ============    ============    ============    ============



              The accompanying notes are an integral part of these
                       consolidated financial statements.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)



1.       NATURE OF OPERATIONS AND CONTINGENCY

         The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. The Company presently has no proven or probable reserves and on the basis of information to date, it has not yet determined whether these properties contain economically recoverable ore reserves. Consequently the Company considers itself to be an exploration stage company. The amounts shown as mineral properties and deferred costs represent costs incurred to date, less amounts amortized and/or written off, and do not necessarily represent present or future values. The underlying value of the mineral properties and deferred costs is entirely dependent on the existence of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain the necessary financing to complete development, and future profitable production. The Company considers that it has adequate resources to maintain its ongoing operations for the balance of the year but currently may not have sufficient working capital to fund all of its future exploration and development work.

         The Company is currently awaiting the decision of the Supreme Court of British Columbia in respect of a claim made by Minera Aquiline S.A. ("Aquiline") in which it asserts a claim to substantially all of the Company's Navidad project in central Chubut, Argentina. At the conclusion of an approximately two-month long hearing, starting in October and ending in December of 2005, the Supreme Court reserved its decision concerning Aquiline's claim. If the Company is unsuccessful in defending the litigation, it is possible that it will cease to have any right or interest in the Navidad Property. It is not possible at this point to predict the outcome of the litigation. It is also likely that, even if the Company is successful in defending Aquiline's claim, the decision of the trial court will be appealed. The results of any appeal cannot be determined. In addition, the Company will incur additional costs in respect of any appeal of that decision or any subsequent decision and those costs could be material. The Company continues to expense the legal and related costs of defending the action as they are incurred and has not made a provision for the future costs that will be incurred or their potential recovery from the plaintiff.


2.       SPIN-OFF OF ASSETS

         On July 7, 2004, the Company completed a corporate restructuring plan (the "Reorganization") which resulted in dividing the Company's assets and liabilities into two separate companies. Following the
         Reorganization the Company continued to hold the Navidad Area properties, while all other mineral property interests, certain marketable securities and cash were spun-off to Golden Arrow Resources Corporation ("Golden Arrow"), a newly created company. The Navidad project, located in the province of Chubut Argentina, was staked by the Company in late 2002 and continues to be the focus of the Company's activities. The Reorganization of the Company was accomplished by way of a statutory plan of arrangement. The shareholders of the Company were issued shares in Golden Arrow on the basis of one Golden Arrow share for ten shares of the Company.

         During the quarter ended March 31, 2005 the Company paid $145,866 to Golden Arrow from the exercise of warrants of the Company that resulted in the issue of Golden Arrow shares as required by the terms of the Reorganization. As all warrants that were outstanding as of the effective date of the Reorganization were exercised by March 31, 2005 the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


3.       SIGNIFICANT ACCOUNTING POLICIES

         The interim consolidated financial statements of the Company have been prepared by management in accordance with Canadian generally accepted accounting principles. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates. The consolidated financial statements have, in management's opinion, been properly prepared using careful judgement within reasonable limits of materiality. These interim consolidated financial statements should be read in conjunction with the most recent annual consolidated financial statements. The significant accounting policies follow that of the most recently reported annual consolidated financial statements.


4.       MARKETABLE SECURITIES


                                                          MARCH 31, 2006                 DECEMBER 31, 2005
                                                   ----------------------------    ----------------------------
                                                                      QUOTED                         QUOTED
                                                     RECORDED         MARKET         RECORDED        MARKET
                                                       VALUE           VALUE           VALUE          VALUE
                                                         $               $               $               $

         Tinka Resources Limited
              - 300,000 common shares                    96,000          99,000          96,000         126,000


         Consolidated Pacific Bay Minerals Ltd.
              - 900,000 common shares                    90,000         324,000          90,000         144,000
                                                   ------------    ------------    ------------    ------------
                                                        186,000         423,000         186,000         270,000
                                                   ============    ============    ============    ============

         The Company has entered into option and sale agreements on certain of its non-core mineral property holdings for which the Company received common shares of publicly traded companies as partial consideration.


5.       MINERAL PROPERTIES AND DEFERRED COSTS

         (a) The Company has either staked, fully paid or holds options to acquire 100% working interests in mineral properties, located in Chubut Province in Argentina.

         (b) Direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company are deferred on an individual property basis until the viability of a property is determined. Administration costs and general exploration costs are expensed as incurred. When a property is placed in commercial production, deferred costs will be depleted using the units-of-production method. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned then the costs are written-off, or if its carrying value has been impaired, then the mineral properties and deferred costs are written down to fair value.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


5.       MINERAL PROPERTIES AND DEFERRED COSTS (continued)

                  The Company accounts for foreign value added taxes paid as part of mineral properties and deferred costs. The recovery of these taxes will commence on the beginning of foreign commercial operations. Should these amounts be recovered they would be treated as a reduction in carrying costs of mineral properties and deferred costs.

                  Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company's title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects.

                  From time to time, the Company acquires or disposes of properties pursuant to the terms of option agreements. Options are exercisable entirely at the discretion of the optionee and, accordingly, are recorded as mineral property costs or recoveries when the payments are made or received. After costs are recovered, the balance of the payments received are recorded as a gain on option or disposition of mineral property.


6.       SHARE CAPITAL

         Authorized   - unlimited  common shares without par value
                      - 100,000,000 preferred shares without par value

                                                      NUMBER             $
         Issued - common shares

         Balance, December 31, 2004                  43,816,207      36,982,307
         Private placement                            3,333,340      10,000,020
         Exercise of options                             10,000          31,000
         Exercise of agents' options                    168,000         546,000
         Contributed surplus reallocated on
              exercise of options                             -         131,270
         Exercise of warrants                         1,485,517       3,784,011
         Proceeds collected and paid on behalf
              of Golden Arrow shares                          -       (145,866)
         Less share issue costs                               -       (914,070)
                                                   ------------    ------------
         Balance, December 31, 2005                  48,813,064      50,414,672
         Exercise of options                            120,000         172,900
         Contributed surplus reallocated
              on exercise of options                          -          61,600
                                                   ------------    ------------
                                                     48,933,064      50,649,172
                                                   ------------    ------------
         Private placement, special warrants issued   2,865,000      10,027,500
         Less share issue costs                               -       (873,256)
                                                   ------------    ------------
         Balance, March 31, 2006                     51,798,064      59,803,416
                                                   ============    ============

         (a) On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. The Company will use its best efforts to file a prospectus qualifying the distribution of the units and agent's special warrants within sixty (60) days of the closing of this placement. In the event that the qualification date does not occur within that time period, each special

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

                  warrant outstanding will, on exercise or deemed exercise, entitle the holder thereof to acquire 1.1 units without further payment on the part of the holder. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents'warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008. The underwriter's warrants were valued using the Black-Scholes Pricing Model. The warrants were valued at $0.64 per warrant for a total value of $110,164 and have been recorded as share issue costs with a corresponding increase to contributed surplus. At March 31, 2006, no underwriter's warrants had been exercised.

         (b)      Stock options and stock based compensation

                  The Company grants stock options in accordance with the policies of the TSX Venture Exchange ("TSXV"). A summary of the Company's outstanding options at March 31, 2006 and the changes for three months ended March 31, 2006, is presented below:

                                                      OPTIONS         WEIGHTED
                                                    OUTSTANDING        AVERAGE
                                                        AND           EXERCISE
                                                    EXERCISABLE        PRICE
                                                                         $

                  Balance, beginning of period        4,881,000         2.54
                  Granted                                     -          -
                  Exercised                           (120,000)         1.44
                                                   ------------    ------------
                  Balance, end of period              4,761,000         2.57
                                                   ============

                  Stock options outstanding and exercisable at March 31, 2006 are as follows:


                            NUMBER       EXERCISE PRICE     EXPIRY DATE
                                               $

                           205,000            0.40          July 19, 2006
                           119,000            0.50          May 2, 2007
                           115,000            0.50          September 23, 2007
                            40,000            0.84          March 7, 2008
                           300,000            0.90          May 30, 2008
                         1,235,000            1.87          August 27, 2008
                         1,347,000            3.10          March 24, 2009
                            25,000            3.10          March 24, 2007
                            50,000            4.20          December 1, 2009
                           865,000            4.16          March 16, 2010
                           460,000            2.92          November 16, 2010
                        ----------
                         4,761,000
                        ==========

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


6.       SHARE CAPITAL (continued)

         (c)      Warrants

                  A summary of the number of common shares reserved pursuant to the Company's outstanding warrants and agents warrants outstanding at March 31, 2006 and the changes for the three months ended March 31, 2006, is as follows:

                                                                      NUMBER

                  Balance, beginning of period                        1,900,004
                  Issued (see 6 (a))                                  1,604,400
                  Exercised                                                   -
                  Expired                                                     -
                                                                   ------------
                  Balance, end of period                              3,504,404
                                                                   ============

                  Common shares reserved pursuant to warrants and special warrants outstanding at March 31, 2006 are as follows:

                      NUMBER         EXERCISE PRICE          EXPIRY DATE
                                           $

                    1,666,670             3.45               September 14, 2009
                      233,334             3.25               September 13, 2007
                      171,900             3.80               March 21, 2008
                    1,432,500             3.80               March 21, 2010
                   ----------
                    3,504,404
                   ==========


7.       CONTRIBUTED SURPLUS

         A continuity summary of contributed surplus is presented below:
                                                                         $

         Balance, beginning of period                                 5,854,445
         Reversal of contributed surplus as a result of
              exercise of stock options                                 (61,600)
         Contributed surplus as a result of brokers'
              warrants issued                                           110,164
                                                                   ------------
         Balance, end of period                                       5,903,009
                                                                   ============

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


8.       RELATED PARTY TRANSACTIONS

         (a) Effective January 1, 2005 the Company engaged the Grosso Group Management Ltd. (the "Grosso Group") to provide services and facilities to the Company. The Grosso Group is a private company now owned by the Company, Golden Arrow, Amera
                  Resources Corporation, Astral Mining Corporation and Gold Point Energy Corp., each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company. During the three months ended March 31, 2006, the Company incurred fees of $192,923 to the Grosso
                  Group: $189,438 was paid in monthly payments and $3,485 is included in accounts payable, prepaids and deposits as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a $205,000 deposit to the Grosso Group for the purchase of equipment and leasehold improvements and for operating working capital.

         (b) On May 6, 2005, on the signing of an Administration Services Agreement, the Company transferred its corporate equipment and leasehold improvements to Grosso Group at their carrying values of $93,177 as of December 31, 2004. As of March 31, 2006 the Company has received $46,589 from the Grosso Group for these assets. The remaining balance due from the Grosso Group is included in accounts receivable.

         (c) During three months ended March 31, 2006, the Company paid $43,050 to directors and officers or companies controlled by directors and officers of the Company, for technical, management and consulting services provided.

         (d) The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective January 1, 2005 the Company subleased the office premises to the Grosso Group.

         (e) The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. In the event the agreement is terminated by the Company as a result of a change of control, a bonus is payable consisting of (i) any monthly compensation due to the date of termination, (ii) options as determined by the board of directors and (iii) three years of monthly compensation (which may be adjusted annually). If the termination had occurred on March 31, 2006, the amount payable under the agreement would be $1,066,000.

                  Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, or as a result of a material breach or default by the Company, a bonus in the amount of $461,500 is payable.

                  On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly fee, effective May 1, 2006, to $20,833 and to pay a bonus of $150,000.

                              IMA EXPLORATION INC.
                         (AN EXPLORATION STAGE COMPANY)
             NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006
                      (UNAUDITED - PREPARED BY MANAGEMENT)
                         (EXPRESSED IN CANADIAN DOLLARS)


9.       SEGMENTED INFORMATION

         The Company is involved in mineral exploration and development activities, which are conducted principally in Argentina. The Company is in the exploration stage and, accordingly, has no reportable segment revenues or operating results for the three months ended March 31, 2006.

         The Company's total assets are segmented geographically as follows:

                                   --------------------------------------------
                                                  MARCH 31, 2005
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets              15,969,054          67,426      16,036,480
         Mineral properties
              and deferred costs              -      16,554,077      16,554,077
                                   ------------    ------------    ------------
                                     15,969,054      16,621,503      32,590,557
                                   ============    ============    ============

                                   --------------------------------------------
                                                DECEMBER 31, 2005
                                   --------------------------------------------
                                     CORPORATE       ARGENTINA         TOTAL
                                         $               $               $

         Current assets               8,331,000         134,887       8,465,887
         Mineral properties
              and deferred costs              -      15,032,107      15,032,107
                                   ------------    ------------    ------------
                                      8,331,000      15,166,994      23,497,994
                                   ============    ============    ============



10.      SUPPLEMENTARY CASH FLOW INFORMATION


         Non-cash financing activities were conducted by the Company as follows:
                                                   ----------------------------
                                                   THREE MONTHS ENDED MARCH 31,
                                                   ----------------------------
                                                       2006            2005
                                                         $               $
         Financing activities
              Share issue costs                        (110,164)              -
              Contributed surplus                       110,164               -
                                                   ------------    ------------
                                                              -               -
                                                   ============    ============


11.      SUBSEQUENT EVENT

         Subsequent to March 31, 2006, the Company issued 15,000 common shares for $28,050 on the exercises of stock options.

                              IMA EXPLORATION INC.
                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                    FOR THE THREE MONTHS ENDED MARCH 31, 2006


INTRODUCTION

The following management discussion and analysis and financial review, prepared as of May 12, 2006, should be read in conjunction with the Company's unaudited interim consolidated financial statements for the three months ended March 31, 2006 and audited annual consolidated financial statements and related notes for the year ended December 31, 2005. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). Except as otherwise disclosed all dollar figures in this report are stated in Canadian dollars. Additional information relevant to the Company can be found on the SEDAR website at WWW.SEDAR.COM.

FORWARD LOOKING STATEMENTS

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act or "forward-looking statements" within the meaning of Section 21E of the Securities Exchange Act of 1934 of the United States. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements, including, without limitation, risks and uncertainties relating to foreign currency fluctuations; risks inherent in mining including environmental hazards, industrial accidents, unusual or unexpected geological formations, risks associated with the estimation of mineral resources and reserves and the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with the Company's expectations; the potential for and effects of labour disputes or other unanticipated difficulties with or shortages of labour; the inherent uncertainty of future production and cost estimates and the potential for unexpected costs and expenses, commodity price fluctuations; uncertain political and economic environments; changes in laws or policies, foreign taxation, delays or the inability to obtain necessary governmental permits; and other risks and uncertainties, including those described under Risk Factors Relating to the Company's Business in the Company's Annual Information Form and in each management discussion and analysis. Forward-looking information is in addition based on various assumptions including, without limitation, the expectations and beliefs of management, the assumed long term price of silver and lead; that the Company can access financing, appropriate equipment and sufficient labour and that the political environment within Argentina will continue to support the development and operation of mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements.

OVERVIEW

The Company is a natural resource company engaged in the business of acquisition, exploration and development of mineral properties in Argentina. At present, the Company has no producing properties and consequently has no current operating income or cash flows. As of this date the Company is an exploration stage company and has not generated any revenues. The Company is entirely dependent on the equity market for its source of funds. There is no assurance that a commercially viable mineral deposit exists on any of the properties. Further evaluation and exploration will be required before the economic viability of any of the properties is determined.

The Company is currently awaiting the decision of the Supreme Court of British Columbia in respect of a claim made by Minera Aquiline S.A. ("Aquiline") in which it asserts a claim to substantially all of the Company's Navidad project in central Chubut, Argentina. At the conclusion of an approximately two-month long hearing, starting in October and ending in December of 2005, the Supreme Court reserved its decision concerning Aquiline's claim. If the Company is unsuccessful in defending the litigation, it is possible that it will cease to have any right or interest in the Navidad Property. It is not possible at this point to predict the outcome of the litigation. It is also likely that, even if the Company is successful in defending Aquiline's claim, the decision of the trial court will be appealed. The results of any appeal cannot be determined. In addition, the Company will incur additional costs in respect of any appeal of that decision or any subsequent decision and those costs could be material.

Effective January 1, 2005, the Company engaged Grosso Group Management Ltd., ("Grosso Group") to provide services and facilities to the Company. On May 6, 2005, an Administrative Services Agreement was finalized and executed by the Company and the Grosso Group. The Grosso Group is a private company which is now owned by the Company, Golden Arrow Resources Corporation ("Golden Arrow"), Amera Resources Corporation ("Amera"), Astral Mining Corporation ("Astral") and Gold Point Energy Corp. ("Gold Point"), each of which own one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services. The Grosso Group staff is available to the shareholder companies on a cost recovery basis without the expense of full time personnel. The shareholder companies pay monthly fees to the Grosso Group. The fee is based upon a reasonable pro-rating of the Grosso Group's costs including its staff and overhead costs among each shareholder company with regard to the mutually agreed average annual level of services provided to each shareholder company.

In March 2005 the Company engaged the services of Augusto Baertl of Lima, Peru, to determine the economic feasibility of the Navidad Project, through a contract with Mr. Baertl's company, Gestora de Negocios e Inversiones SA. A scoping study is in process as a first step in the determination of the economic viability of Navidad. Mr. Baertl's mandate is a continuing one whose objective is ultimately the achievement of commercial production.

PROPERTIES UPDATE

NAVIDAD

On February 3, 2003 the Company announced the discovery of silver-lead-copper mineralization at its 100% owned 10,000 hectare (24,700 acres) Navidad property in north central Chubut Province, Argentina. A Phase I drill program commenced in November 2003 and was completed in late March 2004. A Phase II drill program commenced in late May 2004 and was completed in September 2004. Phase III drill program commenced in November 2004 and was completed in September 2005. The Company commenced a Phase IV drill program in January 2006 that is ongoing at the present time.

On May 25, 2004, just six months after the first drilling on the Navidad Project, the Company released the first resource estimate for the Galena Hill deposit. Since then, a number of resource estimate updates have been released, the most recent on February 16, 2006 in which the Company reported that Navidad Project Indicated resources are estimated at 93.4 million tonnes grading 102 g/t silver and 1.41% lead for a total of 305.7 million ounces silver and 2.90 billion pounds of lead (1.32 million tonnes) making the Navidad discovery a truly world class silver-lead deposit.

In December 2005 the Company released preliminary metallurgical test results and announced that it has retained the international mining consulting firm Pincock, Allen and Holt of Denver, Colorado, to prepare a conceptual study of the Navidad project. This study is expected to provide preliminary technical, legal, social, environmental and economic parameters of the Navidad project to guide the ongoing development of the project. It will be based on the resources outlined in the February 2006 update.

In addition to its active exploration program, the Company has made a strong commitment to its ongoing community relations and environmental baseline data collection programs in the project area. The Company intends to continue expanding the silver and lead resources at Navidad by systematically drill testing exploration targets as well as expanding and better defining areas where resources have been defined.

INDICATED AND INFERRED RESOURCES

On February 16, 2006 the Company announced the results of an updated resource estimation carried out by Qualified Persons Christine Standing, B.Sc. (Hons), MAusIMM, MAIG and Neil Burms, M.Sc., P.Geo., of Snowden Mining Industry Consultants Inc. (Snowden), a National Instrument 43-101 Technical Report documenting the estimate has been filed with the appropriate regulatory bodies in Canada and are publicly available on the SEDAR website. The Company has now defined continuous silver resources over a 3.6 kilometre strike length along the Navidad Trend in the Galena Hill, Connector Zone, Navidad Hill, Calcite Hill and Calcite Hill NW deposits. Inferred and indicated resources estimated to date on the Navidad Project are presented in the table below at a range of cut-off grades:

              NAVIDAD PROJECT TOTAL INDICATED RESOURCES AT VARIOUS
                      SILVER EQUIVALENT CUT-OFF GRADES(1):
--------------------------------------------------------------------------------
                 THOUSAND                                   CONTAINED  CONTAINED
CUT-OFF GRADE     TONNES     SILVER   COPPER   LEAD   ZINC    SILVER      LEAD
(g/t AgEq(1))                (g/t)      (%)     (%)    (%)    (M ozs)    (M lbs)
--------------------------------------------------------------------------------

      50          93,393       102     0.05    1.41   0.16    305.7      2,900
--------------------------------------------------------------------------------
      60          83,134       110     0.05    1.52   0.17    293.9      2,792
--------------------------------------------------------------------------------
      80          66,615       126     0.05    1.76   0.19    269.1      2,583
--------------------------------------------------------------------------------
     100          53,715       141     0.06    2.01   0.21    244.0      2,376
--------------------------------------------------------------------------------
     200          22,456       213     0.06    3.03   0.29    153.6      1,498
--------------------------------------------------------------------------------
     300          10,069       297     0.08    3.74   0.36     96.1        830
--------------------------------------------------------------------------------

                  NAVIDAD PROJECT INFERRED RESOURCES AT VARIOUS
                      SILVER EQUIVALENT CUT-OFF GRADES(1):
--------------------------------------------------------------------------------
                 THOUSAND                                   CONTAINED  CONTAINED
CUT-OFF GRADE     TONNES     SILVER   COPPER   LEAD   ZINC    SILVER      LEAD
(g/t AgEq(1))                (g/t)      (%)     (%)    (%)    (M ozs)    (M lbs)
--------------------------------------------------------------------------------

      50          11,063        65     0.03    0.85   0.12     23.0        207
--------------------------------------------------------------------------------
      60           9,056        72     0.03    0.91   0.12     20.9        183
--------------------------------------------------------------------------------
      80           5,576        92     0.04    1.02   0.13     16.4        125
--------------------------------------------------------------------------------
     100           3,920       107     0.04    1.11   0.14     13.4         96
--------------------------------------------------------------------------------
     200             597       145     0.06    2.50   0.26      2.8         33
--------------------------------------------------------------------------------
     300              41       312     0.17    1.02   0.13      0.4          1
--------------------------------------------------------------------------------

Notes:
1. Silver equivalent calculated using US$6.00/oz silver and $0.35/lb lead. (AgEq = Ag + (%Pb*10,000/250). No attempt has been made to adjust these relative values by accounting for metallurgical recoveries as insufficient information is available to do so.
2. Strict quality control and quality assurance procedures have been observed at all stages of data collection leading to this resource. Please see IMA's website (www.imaexploration.com) for a detailed overview of these procedures.
3. Resource categories (Indicated and Inferred) used here and the preparation of this resource estimate conform to National Instrument 43-101 "Standards of disclosure for mineral projects" and those of the Canadian Institute of Mining, Metallurgy, and Petroleum (the "CIM") "Definition Standards on Mineral Resources and Reserves, 2004".
4. A National Instrument 43-101 Technical Report documenting the Snowden Resource Estimate has been filed at www.sedar.com as is required by Security Commission regulations.
5. An `INFERRED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
6. An `INDICATED MINERAL RESOURCE' is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
7. In the current estimated resource copper and zinc have not been included in the Silver Equivalent calculation used to define the cut off grades in the above table as they are expected not to be recovered. Investors are cautioned that the copper and zinc numbers presented in the above tables are for completeness and comparison purposes only and do not contribute to the current resources."

Detailed review of the geological interpretation and block model shows that the Calcite Hill deposit, the Connector Zone and Calcite Hill NW remain open and insufficiently drill tested in several areas.

METALLURGICAL TESTWORK

On December 1, 2005 the Company released a summary of preliminary metallurgical testwork carried out on samples of Galena Hill, Navidad Hill, and Calcite Hill mineralization demonstrating that Navidad mineralization is amenable to concentration by simple, cost effective, and environmentally benign differential flotation processes. In addition to flotation testwork, the Company is also currently investigating the production of silver metal through hydrometallurgical means from low-grade, high-recovery silver concentrates. On February 16, 2006 the Company released highly encouraging preliminary results from alkaline pressure oxidation followed by thiosulphate leaching of silver concentrates.

Flotation testwork has been conducted by G&T Metallurgical Services Ltd. of Kamloops B.C. (G&T), an ISO 9001:2000 accredited firm. All work was performed under the supervision of Tom Shouldice, P. Eng., General Manager - Operations at G&T. Peter Taggart, P.Eng, of P. Taggart & Associates Ltd., provided overall program direction, acting as the Company's representative. Both are considered Qualified Persons as defined by National Instrument 43-101. A portion of the February 15, 2006 43-101 Technical Report was authored by Qualified Person Peter Taggart, P.Eng. describing the flotation testwork; the report is available on the SEDAR website.

Limited flotation testwork on two composite samples (high lead-moderate silver and high silver-low lead) from Calcite Hill yielded excellent results. Locked cycle flotation tests performed on the lead-rich sample yielded a very high quality lead concentrate containing 80.4% lead and 709 g/t silver at a lead recovery of 92% and silver recovery of 86%. The silver-rich sample produced a silver concentrate grading 10,500 g/t silver at a silver recovery of 88%. Mineralization at Galena Hill consists predominantly of fine-grained galena and pyrite with lesser amounts of sphalerite and chalcopyrite. Electron microprobe studies have shown silver to be contained within the lattice of both galena and pyrite, with the bulk of the silver present within pyrite. Flotation tests to date have focused on producing separate lead and silver (pyrite) concentrates through differential flotation. Fourteen rougher and 37 open circuit cleaner tests were performed on the Galena Hill composite samples. The results of three locked cycle tests confirm data produced in the open circuit tests. Lead metallurgical performance at Galena Hill was generally good with 74 to 84% of the lead reporting to the lead concentrates which grade between 62.0 and 75.3% lead and include 386 to 968 g/t silver. Subsequent to galena flotation, a pyrite concentrate was produced that recovered 37 to 57% of the total silver and contains 1,083 to 3,546 g/t silver. Total locked cycle test silver recoveries (lead concentrate plus silver concentrate) range from 54 to 82%. Silver recoveries as high as 93.2% have been obtained with batch flotation tests designed to maximize silver recovery at the expense of concentrate grade. Ongoing work targeting improved silver recoveries for Galena Hill includes additional flotation tests using alternate reagents, and mineralogical studies to identify distinct pyrite types present in concentrates and tails.

Hydrometallurgical testwork carried out at SGS Lakefield under the direction of Dr. David Dreisinger, P.Eng. of Dreisinger Consulting Inc. has shown that silver concentrates from Galena Hill are amenable to pressure oxidation under neutral to alkaline conditions followed by atmospheric leaching using calcium thiosulphate as a lixiviant. Preliminary bench-scale testwork has produced silver recoveries of 87% after 24 hours and 89% after 72 hours of leaching. These tests were conducted on a very low-grade silver concentrate (235 g/t silver), it is hoped that additional improvements in silver recovery may be realized in future testwork on higher-grade concentrates. The Company is very encouraged by these results as they indicate that the Navidad Project could produce silver dore on-site using an environmentally benign lixiviant rather than the more commonly used sodium cyanide. Calcium thiosulphate is routinely used as fertilizer in the agricultural industry.

Two distinct styles of mineralization from Navidad Hill were studied. Both samples had high silver values (436 and 287 g/t Ag) but only one contained significant lead (3.11% Pb) and both comprised mixed sulfide and oxide mineralization. Flotation testwork on both samples produced a single bulk sulphide concentrate. Silver recoveries of approximately 64 to 85% were achieved in concentrates grading from 10,449 to 12,246 g/t silver.

While significant progress has been made in understanding the metallurgy of the Navidad deposits, the Company is confident that with additional testwork, our highly skilled and experienced metallurgical team will continue to unlock additional value through improvements to metallurgical performance.

EXPLORATION PROGRAM:

The Phase I drill program at Navidad comprised 8,859.6 metres in 53 holes, 37 of which were drilled on Galena Hill. Phase II drill program comprised 9,596.5 metres of diamond core drilling in 67 holes. Drilling in the Phase II program focused on the Esperanza Trend, the Barite Hill target, and on the Navidad Hill and Connector Zone targets. The Phase III drill program was completed in September 2005 and comprised 23,732 metres in 131 holes. Results from the Phase III drilling have been described in News Releases dated January 13, March 4 and March 22, April 19, June 21, August 17, September 29 and October 13, 2005. The Phase III drill program has focussed on drilling in the Calcite Hill and Calcite Hill NW areas and expansion and infill drilling on the Navidad Hill and Connector Zone areas. In addition five holes were completed at the southern end of the Loma de la Plata prospect.

The Phase IV drill program commenced in January 2006 and is ongoing with 11,081 metres of drilling in 56 holes completed as at May 12, 2006, bringing the project total to 53,269 metres in 307 holes. The Phase IV program to date has focussed on infill and expansion drilling on Calcite Hill NW, exploratory drilling along Esperanza, infill drilling on Galena Hill and stratigraphic drilling between the Esperanza and Argenta Trends. Results of the first 35 holes from the Phase IV program were released on April 5, 2006.

The exploration program at the Navidad Project is being carried out under the supervision of Dr. Paul Lhotka, P.Geo., a Qualified Person as defined by National Instrument 43-101.

GALENA HILL:

The Galena Hill Deposit is hosted primarily within gently dipping trachyandesitic volcanic breccias with a matrix of galena, pyrite, calcite, and barite. These breccias are interpreted to have formed primarily by multiple hydrothermal fluid pulses. Calcareous mudstones overlie the mineralized volcanic breccias; these generally contain significant silver, lead and zinc values within one to five metres of the volcanic-mudstone contact. Sulphides occur in the mudstone both as crosscutting veinlets and as strataform beds suggesting a syn-depositional timing for the mineralization event. The Galena Hill deposit measures approximately 450 by 500 metres in plan view (at 50 g/t silver equivalent cut-off) and is up to 125 metres thick in its centre. A total of 39 drillholes delineate the Galena Hill resource. Highlights from Phase I drilling on Galena Hill include 115 metres of 497 g/t silver and 5.71% lead in hole 14 and 63.0 metres of 418.4 g/t silver, including 20.6 metres of 703.0 g/t silver, in hole 22.

During Phase III, hole 175 and 197 were drilled at Galena Hill in order to collect metallurgical samples. Hole 175 intercepted 194 metres of 188 g/t silver and 5.8% lead including 49.8 metres of 481 g/t silver and 14.2% lead. Hole 197 intercepted 74.04 metres of 239 g/t silver and 1.97% lead. Results of these two holes were incorporated into the resource estimate published on February 16, 2006.

In Phase IV to date a further 23 holes have been drilled at Galena Hill with a spacing of 25m by 12.5m to determine the optimal drill spacing to upgrade the Galena Hill Resource from the Indicated to Measured category and to collect sample material for further metallurgical testwork.

NAVIDAD HILL:

A total of 62 drill holes have been completed to date at Navidad Hill. In addition to the structurally controlled mineralization located on top of Navidad Hill, near-surface stratigraphically controlled silver mineralization has now been identified along the southwest and southeast flanks of Navidad Hill.

Intercepts of structurally controlled, near vertical mineralized bodies on the top of Navidad Hill include hole NV04-110 which intersected 61.5 metres of 128 g/t silver, including 5.34 metres of 1,006 g/t silver.

Highlights of stratigraphically-controlled mineralization on the western flank of the Navidad volcanic dome include the exceptional intercept from hole NV04-90 that returned 35.8 metres of 2,850 g/t(83.2 ounces per ton) silver including 7.3 metres of 11,995 g/t(350.3 ounces per ton) silver starting from 16.5 metres depth. Drill hole 90 was drilled at an inclination of -45(degree) towards the northeast on the western flank of Navidad Hill, approximately 275 metres northwest of drill holes 1 and 2 and in an area of little or no outcrop. Bonanza-grade mineralization in drill hole 90 contains semi-massive silver-copper-lead sulphides and/or sulphosalts. In several locations native silver occurs as fine veinlets and grains up to 5 millimetres in size. Further intercepts in the area include 28.15 metres of 1,115 g/t silver (32.6 ounces per ton) including 5.97 metres of 4,579 g/t(133.7 ounces per ton) in hole 117 and
58.68 metres of 208 g/t silver (6.1 ounces per ton) in hole 112.

Phase III drilling in the area of hole 90 included holes 139 to 142 which were completed to provide more detailed information on this zone of very high-grade silver mineralization. Of these, holes 139 (17.8 metres of 1,037 g/t silver) and 142 (34.5 metres of 1,220 g/t silver) intersected significantly higher grade than that predicted from the wider spaced drilling and the prior resource block model. Results of these new holes were incorporated into the resource estimate published on February 16, 2006.

CONNECTOR ZONE:

At the Connector Zone 37 drill holes have been completed to date. Drilling has demonstrated that both structurally and stratigraphically controlled high-grade silver mineralization occurs in this area, as at Navidad Hill. In the northwestern part of the Connector Zone (holes 40, 68, 105, 106, and 107), the control on mineralization appears to be stratigraphic with the mineralization occurring in the same stratigraphic position as at the Galena Hill deposit and on the flank of Navidad Hill (hole 90). Highlights from this mineralization style include 46.7 metres of 334 g/t silver from hole 107 and 13.3 metres of 545 g/t silver from hole 105. In the southeastern Connector Zone (holes 32, 86, 87, 108, 131, 153, 154, 155. and 156), the controls on mineralization and the stratigraphic correlations are less clear. Hole 108 was drilled towards the east to cross a northerly trending structural zone partially exposed on surface and intersected an impressive 485 g/t silver over 39.0 metres.

Phase III drilling at the Connector Zone (holes 153-156 and 228-237)), aimed at providing additional drill density to upgrade previously defined Inferred Resources to the Indicated Resources category, intersected moderate-grade silver mineralization over long intervals with rare high-grade structures (e.g. 2 metres of 2,171 g/t silver in hole 234) outside of the current Indicated Resource. Results include 88.8 metres of 107 g/t silver in hole 153 and 28.8 metres of 148 g/t silver in hole 154, 26 metres of 104 g/t silver in hole 230, 37 metres of 107 g/t silver in hole 231, 21 metres of 237 g/t silver in 234, and 32 metres of 110 g/t silver in hole 237. Much of this mineralization starts at or very near surface.

CALCITE HILL:

Near the end of the Phase II program a single hole, NV04-88, was drilled to test favourable stratigraphy on the edge of Calcite Hill in an area where there are few indications of mineralization or geochemical anomalies at surface. The hole intersected 72.3 metres averaging 202 g/t silver and 3.45% lead from 70.3 to
142.6 metres depth and included a higher-grade interval containing 12.4 metres averaging 672 g/t silver.

Mineralization encountered to date at Calcite Hill is predominantly hosted within trachyandesite volcanic rock and to a lesser degree within mudstone which overlies the volcanic rock. The volumetrically most important style of mineralization consists of calcite-barite veinlets and breccias with argentite-acanthite, native silver and lesser galena and chalcopyrite. In general, this style of mineralization contains high silver grades with minor amounts of lead and copper. In the upper portions of the host volcanic unit, and in the overlying mudstone, mineralization tends to be lead-rich and consists predominantly of medium-grained galena with moderate silver values.

Highlights from Phase III drilling at Calcite Hill include: 122.6 metres of 195 g/t silver in hole 124, 196.1 metres of 113 g/t silver in hole 126, 123.6 metres of 139 g/t silver in hole 138, 46.6 metres of 300 g/t silver including 10.3 metres of 1,257 g/t silver in hole 143, 83.0 metres of 209 g/t silver in hole 148, 80.2 metres of 246 g/t silver including 25.3 metres of 476 g/t silver in hole 151, 27 metres of 407 g/t silver in hole 207 and 21 metres of 545 g/t silver in hole 209.

A total of 60 drill holes were used in the estimate of resources published in February 2006. In Phase IV 2 additional holes were drilled at Calcite Hill. Hole 272 intersected 9.86m averaging 401 g/t silver and the zone remains open to the north at shallow depth.

CALCITE HILL NW:

Exploration drilling in Phase III along strike towards the northwest from Calcite Hill discovered new mineralization. This new mineralization is named Calcite NW. The mineralization at Calcite Hill NW is dominantly hosted in sedimentary rocks that overly the volcanic rocks which host the majority of the mineralization at Navidad Project. Within the overlying sediments strong clay alteration is widespread and affects pelites, sandstones and conglomerates. Mineralization can be lead-rich with silver (hole 201), or lead-poor but with minor values in copper and higher silver grades (holes 202 and 203). Fine-grained but visible, disseminated native silver was located within a carbonaceous bed in hole 203. This is a new mode of occurrence of silver at Navidad Project. At Calcite Hill NW mineralization appears to be stratigraphically controlled and is disseminated in the host rock; veins or feeder structures have not been recognized. The zone is nearly flat-lying, shows good continuity from hole to hole and typically starts at shallow depths of 15 to 50 meters below surface.

Drilling at Calcite Hill NW has defined a central area of approximately 400 x 150 metres x 5 to 60 meters thick (defined by drill holes 178, 179, 202, 203 and 223-227). Highlights include: holes 178 and 179 (30.0 metres of 122 g/t silver and 25.0 metres of 251 g/t silver, respectively), 202 (10 metres of 435 g/t silver), and 203 (29 metres of 154 g/t silver). Results outside the core area include intercepts from holes 199 (31.1 metres of 62 g/t silver and 1.29% lead) and 201 (22.5 metres of 104 g/t silver and 2.79% lead). The resource estimate released in February 16, 2006 used 23 holes.

In Phase IV a further 14 holes were drilled at Calcite Hill NW. Highlights include hole 262 with 25.2m averaging 146 g/t silver including a higher-grade section of 8.54m averaging 385 g/t silver and hole 264 which averaged 127 g/t silver over 28.4m, including 455 g/t silver over 6.85m.

ESPERANZA TREND:

Prior to Phase IV a total of 11 drillholes were completed in two areas along the 6 kilometre Esperanza Trend. Highlights include 2.7 metres of 831 g/t silver in hole 62 and 2.6 metres of 513 g/t silver in hole 79. Interestingly, hole 79 shows signs of the mineralization being stratigraphically rather than structurally controlled as had been interpreted to date in this area. Hole 63 intersected 45.8 metres of 94 g/t silver, including 4.0 metres of 246 g/t silver, 800 metres to the northwest. In the same area, hole 82 intersected 54.6 metres of 64 g/t silver, including 26.1 metres of 106 g/t silver and also 6.0 metres of 140 g/t silver. These results confirm the high grades and potential for a significant structurally and/or stratigraphically controlled zone at Esperanza. A further 13 holes have been completed at Esperanza during Phase IV, no results have been released to date.

BARITE HILL:

A total of 8 holes were completed at Barite Hill during Phase II. Although many of these holes contain significant near surface intersections of galena matrix breccia similar in style to that at Galena Hill, they have generally lower silver and lead values. The most significant intercept was from hole NV04-76 that cut 22.1 metres of galena matrix breccia averaging 34 g/t silver and 0.63% lead in the upper part of the hole and then intersected a different style of mineralization deeper in the hole that contained 21.7 metres of 88 g/t silver including 8.4 metres of 191 g/t silver. This deeper mineralization is associated with calcite veining within a fine-grained muddy sedimentary rock and is characterized by high silver to base metal ratios.

LOMA DE LA PLATA:

The surface exploration program launched September 2004 resulted in the discovery of the Loma de la Plata Zone, approximately 4 kilometres west of the Galena Hill deposit, through grid soil sampling. At Loma de la Plata, an area of approximately 400 x 400 metres has been systematically sampled with twelve lines of continuous and semi-continuous channel samples; these sample lines range in length from 12.5 to 135.9 metres. Highlights of channel samples include:

                  Line LP-1: 40.1 metres of 740 g/t silver
                  Line LP-3: 42.9 metres of 684 g/t silver
                  Line LP-4: 135.9 metres of 159 g/t silver
                  Line LP-7: 48.5 metres of 315 g/t silver
                  Line LP-2: 103.3 metres of 290 g/t silver
                  Line LP-9: 49.5 metres of 410 g/t silver
                  Line LP-10: 56.0 metres of 452 g/t silver

The Loma de la Plata zone is hosted within quartz-eye phyric trachyandesite volcanic rocks that dip to the northeast at 15 to 45 degrees. Mineralization occurs in micro-veinlets and breccia zones and consists primarily of minor galena and copper oxides with common native silver.

Initial drilling of five holes at Loma de la Plata has confirmed the surface discovery but has tested only a small portion of the known surface mineralization. Trenches 7 and 10 are located up to 275 metres from the current drilling and returned values of 48.5 metres of 315 g/t silver and 56.0 metres of 452 g/t silver, respectively. Of the five drill holes completed at Loma de la Plata, two (241 and 242) were drilled at angles of -45 and were collared near trenches where high-grade silver had been defined on surface. Hole 241 intersected 31.5 metres of 562 g/t silver (grade was incorrectly stated in a October 13, 2005 News Release as 684 g/t) and was drilled under trenches 1 and 3 that returned 40.1 metres of 740 g/t silver and 42.9 metres of 684 g/t silver, respectively. Hole 242 intersected 28.4 metres of 236 g/t silver and was drilled under trench 2 which returned 103.3 metres of 290 g/t silver. The strong correlation between surface results from trenching and sub-surface results from drilling suggests that little or no surface enrichment of silver has occurred at Loma de la Plata. The remaining three holes were collared 40 to 90 metres further to the east and drilled at -60 angles. These holes (243-245) appear to have missed the better-mineralized north-south trending zone as defined by trenches 1-3, 8, and 9 and drill holes 241 and 242.

Drilling at Loma de la Plata has confirmed the basic geological model of a favourable, mineralized, upper-volcanic sequence comprised of quartz-eye bearing trachyandesites. The units dip approximately 25 to 30 degrees towards the northeast and the favourable unit is approximately 30 to 35 metres thick in the area drilled to date. The form and shape of mineralized zones of veinlets and brecciation is not yet well defined, but is hosted exclusively within the trachyandesite upper volcanic rocks. Further drilling will be required to confirm the orientation and ultimate size potential of this zone.

SECTOR ZETA

At Sector Zeta, approximately 5 kilometres west of the Galena Hill Deposit, seven sample lines ranging in length from 6.7 to 60.0 metres have been completed covering an area of approximately 80 by 100 metres (see attached figure). Highlights of the Sector Zeta results include:

                  Line Z-5: 8.0 metres of 105 g/t Silver and 1.14% Copper Line Z-6: 12.0 metres of 112 g/t Silver and 1.13% Copper Line Z-7: 12.0 metres of 133 g/t Silver and 3.27% Copper

Mineralization at Sector Zeta predominantly consists of green copper oxides within argillicly altered latite volcanic rocks that are often brecciated. The Company's geologists interpret that the volcanic rocks which host mineralization here are part of the same volcanic unit that hosts mineralization at Galena and Navidad Hills and also at Loma de la Plata. At present, the orientation of the mineralized zone at Sector Zeta is unknown; drill data will be needed to unambiguously define the geometry and size of the mineralization.

The possibility of leaching, or alternatively, concentration of silver and copper values at or near surface, particularly at Sector Zeta in the case of copper, cannot be determined from the data available to date and drilling will be required; no drilling has been carried out in the Sector Zeta area.

ARGENTA TREND:

On January 21, 2005 the Company released the results from a large expansion to the soil sample grid and follow-up prospecting which uncovered a series of new mineralized zones to the southeast of Loma de la Plata. The Argenta Trend includes Sector Zeta and Loma de la Plata and extends approximately 8 kilometres to the southeast, parallel with the Esperanza and Navidad Trends.

The Argenta Trend is highlighted by anomalous silver, lead and zinc values in soils with subordinate and sporadic anomalous copper. Recent surface work along the Argenta trend has discovered high-grade lead values over significant widths. New discoveries include the "Bajo del Plomo", "Filo del Plomo" and "Ginger" zones where lead values of up to 10.7% lead over 10 metres, 7.3% lead over 17 metres and 4.8% lead over 21 metres respectively, have been discovered. These new discoveries are located southeast of the Loma de la Plata zone. With the addition of the three new zones, the Argenta Trend now consists of five named mineralized zones along an 8 kilometre strike length. Mineralization styles vary from silver-copper rich at the northwest end at Sector Zeta, to silver-rich at Loma de la Plata, to lead-dominant at Bajo del Plomo, Filo del Plomo and Ginger. Mineralization is hosted by the same trachyandesitic volcanic rocks as the Galena, Navidad, and Calcite Hill deposits, and in some cases in adjacent sedimentary rocks. It appears to occur at approximately the same stratigraphic position as the known resources but with significant differences in sedimentary facies.

The Company now has over 58 square kilometres of geophysical surveying covering and extending beyond the Navidad and Argenta Trends. The Galena Hill deposit has a strong geophysical signature, while other deposits such as Navidad and Calcite Hills have much more subtle signatures. This additional geophysical coverage provides a wealth of information about the geology and structure at Navidad in addition to highlighting new areas prospective for mineralized zones that may be completely buried.

NAVIDAD AREA PROPERTIES:

The Company has 18 exploration properties in Chubut Province in addition to Navidad. The Regalo property is currently the subject of a joint venture agreement.

REGALO:

Work by Consolidated Pacific Bay Minerals Ltd. ("Pacific Bay") on the Regalo Property, currently under option from the Company, has identified highly anomalous gold in soils and silt samples over a large area. In a January 12, 2005 News Release, Pacific Bay reported that the Yastekt South zone has strong associated gold anomalies consistent over almost one square kilometre. The Yastekt South anomaly comprises 98 soil analyses that average 299 ppb gold. Normal, "background" gold values in the area are less than 5 ppb. Two of the 98 soil analyses returned values in excess of 3 g/t gold. In a June 21, 2005 press release, Pacific Bay reported that an outcrop sample on Pacific Bay's Regalo project has returned an assay value of 205 ppm uranium. On August 22, 2005 press release Pacific Bay reported that a total of 163 rock samples were collected from 26 backhoe trenches excavated within the large soil and stream sediment anomalies described above. Of these, 13 rock samples had detectable gold in the 6 to 41 ppb range. The trench samples identified anomalous arsenic, molybdenum, vanadium and zinc pathfinder elements in porous, permeable sandstones and conglomerates with strong quartz-hematite alteration.

SELECTED QUATERLY FINANCIAL INFORMATION AND FOURTH QUARTER

The following selected  consolidated  financial  information is derived from the
unaudited   consolidated  interim  financial  statements  of  the  Company.  The information has been prepared in accordance with Canadian GAAP.


                            -----------  --------------------------------------------------  -------------------------------------
                                2006                            2005                                          2004
                            -----------  --------------------------------------------------  -------------------------------------
                              MAR. 31      DEC. 31      SEP. 30      JUN. 30      MAR. 31      DEC. 31      SEP. 30      JUN. 30
                                 $            $            $            $            $            $            $            $
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------

Revenues                            Nil          Nil          Nil          Nil          Nil          Nil          Nil          Nil

Loss from Continuing
     Operations                (506,320)  (1,041,118)  (1,233,392)    (972,894)  (2,517,470)  (1,164,504)    (492,562)    (466,021)

Loss per Common Share from
     Continuing Operations        (0.01)       (0.02)       (0.03)       (0.02)       (0.06)       (0.03)       (0.01)       (0.01)

Loss Allocated to
     Spin-off Assets                Nil          Nil          Nil          Nil          Nil          Nil          Nil     (355,252)

Net Loss                       (506,320)  (1,041,118)   (1,233,392)   (972,894)  (2,517,470)  (1,164,955)    (492,562)    (821,273)

Net Loss per Common Share
     Basic and Diluted            (0.01)       (0.02)       (0.03)       (0.02)       (0.06)       (0.02)       (0.01)       (0.02)
                            -----------  --------------------------------------------------  -------------------------------------

SUMMARY OF FINANCIAL RESULTS

For the three months ended March 31, 2006, the Company reported a consolidated loss of $506,320 ($0.01 per share), a decrease of $2,011,150 from the loss of $2,517,470 ($0.06 per share) for the three months ended March 31, 2005. The decrease in the loss in 2006, compared to the 2005 amount, was due to a number of factors of which $2,005,742 can be attributed to decreases in operating expenses and $5,408 change in other items.

The Company's 2004 financial statements were reclassified in accordance with Canadian GAAP. This reclassification did not change previously reported total losses. The allocation of expenses was calculated on the basis of the ratio of the specific assets transferred to assets retained. A loss of $355,252 was allocated to spin-off assets in the June 30, 2004 period.

RESULTS OF OPERATIONS

The Company's operating expenses for the three months ended March 31, 2006, were $561,604 a decrease of $2,005,742 from $2,567,346 in the 2005 period.

In the 2005 period the Company recorded non-cash stock based compensation of $1,800,000 and $Nil in the 2006 period as there were no stock options granted. Other notable changes in the operating expenses are: (i) Professional fees decreased $225,563 to $89,661 in 2006, primarily due to the reduction in legal costs incurred in connection with the Aquiline legal action. In the current period there has been limited work performed compared to the 2005 period; (ii) Salaries increased $25,898 due to increases in staff and salary levels; (iii) Transfer agent and regulatory fees increased $50,987 mainly due to the current period costs of the Company's listing on the American Stock Exchange, which occurred in July 2005; (iv) Corporate development and investor relations decreased $31,908 mainly due to the decrease printing costs during the 2006 period; (v) Travel and accommodation decreased $27,041 due to reduced travel in the 2006 period.

In 2006 the Company recorded interest income of $58,510 compared to $29,369 in 2005, primarily as a result of an increase in funds on deposit.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at March 31, 2006 was $15,445,641, an increase of $7,714,246 from December 31, 2005. Total assets increased to $32,590,557 at March 31, 2006 from $23,497,994 at December 31, 2005. This increase is mainly due to the increase in Navidad carrying value and in cash balance.

On March 21, 2006 the Company completed a syndicated brokered private placement financing of 2,865,000 special warrants at $3.50 per warrant for gross proceeds of $10,027,500. Each special warrant will entitle the holder to acquire one unit consisting of one common share and one half common share purchase warrant. The Company will use its best efforts to file a prospectus qualifying the distribution of the units and agent's special warrants within sixty (60) days of the closing of this placement. In the event that the qualification date does not occur within that time period, each special warrant outstanding will, on exercise or deemed exercise, entitle the holder thereof to acquire 1.1 units without further payment on the part of the holder. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010. In addition to a cash commission of 6% the underwriters were granted 171,900 agents' warrants, representing 6% of the number of special warrants issued. Each agents' warrant is exercisable for one share at a price of $3.80, for a period of twenty four months, expiring on March 21, 2008.

Options and warrants were exercised which resulted in cash proceeds of $4,215,145 during 2005. The Company paid $145,866 to Golden Arrow from the exercise of warrants that resulted in the issue of Golden Arrow's shares as required by the terms of the reorganization. As all warrants that were outstanding as of the effective date of the reorganization have been exercised the Company has no further obligation to pay amounts to Golden Arrow for the issue of its shares on the exercise of the Company's warrants.

The Company has received $172,900 from the exercise of options from January 1 to March 31, 2006. Subsequent to March 31, 2006 the Company received $28,050 from the exercise of options. As at May 12, 2006, the Company had working capital of approximately $13,500,000.

The Company considers that it has adequate resources to maintain its ongoing operations for the balance of the year but currently may not have sufficient working capital to fund all of its future exploration and development work. The Company will continue to rely on successfully completing additional equity financing to further exploration and development of Navidad. There can be no assurance that the Company will be successful in obtaining the required financing. The failure to obtain such financing could result in the loss of or substantial dilution of its interest in its properties.

Except as disclosed elsewhere in this MD&A the Company does not know of any trends, demand, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, its liquidity either materially increasing or decreasing at present or in the foreseeable future. Material increases or decreases in liquidity are substantially determined by the success or failure of the exploration programs.

The Company does not now and does not expect to engage in currency hedging to offset any risk of currency fluctuations.

OPERATING CASH FLOW

Cash outflow from operating activities for the three months ended March 31, 2006, was $365,343, compared to cash outflow for 2005 period of $934,145 as a result of changes in the level of activities and in non-cash working capital.

FINANCING ACTIVITIES

During the three months ended March 31, 2006, the Company received $10,027,500 less costs of $763,093 from the issue of special warrants in a brokered private placement and $172,900 on the exercise of options, compared to $4,215,145, less costs of $Nil, for the period ended March 31, 2005.

INVESTING ACTIVITIES

Investing activities required cash of $1,357,718 during three months ended March 31, 2006, compared to $1,523,723 for the 2005 period, these investing activities were primarily for additions to the Navidad Project in Argentina.

RELATED PARTY TRANSACTIONS

Effective January 1, 2005 the Company engaged the Grosso Group to provide services and facilities to the Company. The Grosso Group is a private company now owned by the Company, Golden Arrow, Amera, Astral and Gold Point, each of which owns one share. The Grosso Group provides its shareholder companies with geological, corporate development, administrative and management services on a cost recovery basis. During the three months ended March 31, 2006, the Company incurred fees of $192,923 to the Grosso Group: $189,438 was paid in monthly payments and $3,485 is included in the accounts payable as a result of a review of the allocation of the Grosso Group costs to the member companies for the period. In addition, included in accounts receivable, prepaids and deposits is a

$205,000 deposit to the Grosso Group. The deposits from the member companies were used for the purchase of equipment and leasehold improvements and for operating working capital.

During the three months ended March 31, 2006 the Company paid $43,050 to directors and officers or companies controlled by directors and officers of the Company, for technical, management and consulting services provided. The Company has agreements with a company controlled by the wife of the President of the Company for the rental of office premises. Effective as of January 1, 2005 the Company subleased this office space to the Grosso Group. The President of the Company provides his services on a full-time basis under a contract with a private company controlled by the President. The President is paid an annual amount of $102,000. The contract also provides that, in the event the services are terminated without cause or upon a change in control of the Company, a termination payment would include a bonus of $6,500 per month, retroactive to July 1, 1999, plus an additional three years of compensation at $15,000 per month. If the termination had occurred on March 31, 2006, the amount due under the agreement would be $1,066,000. Pursuant to the terms of the agreement, in the event the agreement is terminated by the Company as a result of the President's death or permanent disability while providing services to the Company, or by the President as a result of a material breach or default by the Company, a bonus in the amount of $461,500 is payable. On April 12, 2006 the Board accepted the recommendation from the Compensation Committee to increase the monthly consulting fee effective May 1, 2006 to $20,833 ($250,000 per annum) and to pay a bonus of $150,000.

CRITICAL ACCOUNTING ESTIMATES

The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the period. Significant areas requiring the use of management estimates relate to the determination of environmental obligations and impairment of mineral properties and deferred costs. Actual results may differ from these estimates.

Reference should be made to the Company's significant accounting policies contained in Note 3 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003. These accounting policies can have a significant impact of the financial performance and financial position of the Company. As disclosed previously, the Company has not made any provision for any potential loss in the event of an adverse judgement related to the Aquiline legal action.

RECENT ACCOUNTING PRONOUNCEMENTS

Reference should be made to the recent accounting pronouncements in Canada and in United States that are described in Note 10 of the Company's consolidated financial statements for the years ended December 31, 2005, 2004 and 2003.

MINERAL PROPERTIES AND DEFERRED COSTS

Consistent with the Company's accounting policy disclosed in Note 3 of the annual consolidated financial statements, direct costs related to the acquisition and exploration of mineral properties held or controlled by the Company have been capitalized on an individual property basis. For certain acquisitions and related payments for mineral property interests, the Company records a future income tax liability and a corresponding adjustment to the related asset carrying amount if the expenditures do not have the corresponding tax basis. It is the Company's policy to expense any exploration associated costs not related to specific projects or properties. Management of the Company periodically reviews the recoverability of the capitalized mineral properties. Management takes into consideration various information including, but not limited to, results of exploration activities conducted to date, estimated future metal prices, and reports and opinions of outside geologists, mine engineers and consultants. When it is determined that a project or property will be abandoned or its carrying value has been impaired, a provision is made for any expected loss on the project or property. In 2006 and in 2005 no impairment of long-lived assets was identified.

FINANCIAL INSTRUMENTS

The Company's financial instruments consisting of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximate their carrying values due to the short-term nature of those instruments. As of March 31, 2006, the market value of marketable securities was $423,000 (2005 - $232,500).

RISK FACTORS

The Company's operations and results are subject to a number of different risks at any given time. These factors, include but are not limited to disclosure regarding exploration, additional financing, project delay, titles to properties, price fluctuations and share price volatility, operating hazards, insurable risks and limitations of insurance, management, foreign country and regulatory requirements, currency fluctuations and environmental regulations risks. Exploration for mineral resources involves a high degree of risk. The cost of conducting programs may be substantial and the likelihood of success is difficult to assess. For a more complete discussion of these risks and others, reference should be made to the December 31, 2005 Management Discussion and Analysis.

SHARE DATA INFORMATION

As of May 12, 2006 there were 48,948,064 common shares, 2,071,904 warrants and 4,746,000 stock options outstanding. As a result of a private placement completed on March 21, 2006, the Company has 2,865,000 special warrants outstanding. Each special warrant will entitle the holder to acquire one unit, without payment of additional consideration, consisting of one common share and one half common share purchase warrant. Each full warrant entitles the holder thereof to purchase one additional common share in the capital of the Company at a price of $3.80 per share until March 21, 2010.

INVESTOR RELATIONS

The Company currently does not engage any outside investor relations consultants. Mr. Sean Hurd is the Company's Vice-President, Investor Relations and coordinates investor relations activities. The Company also maintains a web site at www.imaexploration.com .

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Joseph Grosso, President & Chief Executive Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 12, 2006


/s/ Joseph Grosso,
--------------------------------------------------
Joseph Grosos, President & Chief Executive Officer

                 FORM 52-109F2 CERTIFICATION OF INTERIM FILINGS


I, Arthur Lang, Chief Financial Officer of IMA Exploration Inc., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of IMA Exploration Inc. (the issuer) for the interim period ending March 31, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

         (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

         (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5. I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date:  May 12 , 2006


/s/ Arthur Lang
------------------------------------
Arthur Lang, Chief Financial Officer